                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 10)1

                                Tandycrafts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    875386104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

-------------------------------                       --------------------------
CUSIP No. 875386104                    13D             Page 2 of 9 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,637,960**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,637,960**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,637,960**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**       Includes  100,860  Shares of Common Stock issued to Steel  Partners II,
         L.P.  pursuant to the terms of the Settlement  Agreement dated November
         21, 2000.

-------------------------------                       --------------------------
CUSIP No. 875386104                    13D             Page 3 of 9 Pages
-------------------------------                       --------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,637,960**
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,637,960**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,637,960**
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.3%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**       Includes  100,860  Shares of Common Stock issued to Steel  Partners II,
         L.P.  pursuant to the terms of the Settlement  Agreement dated November
         21, 2000.

-------------------------------                       --------------------------
CUSIP No. 875386104                    13D             Page 4 of 9 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    22,340**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                22,340**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,340**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**       Includes  22,140  Shares of Common Stock issued to Newcastle  Partners,
         L.P.  pursuant to the terms of the Settlement  Agreement dated November
         21, 2000.

-------------------------------                       --------------------------
CUSIP No. 875386104                    13D             Page 5 of 9 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    22,340**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                22,340**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,340**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**       Includes  22,140  Shares of Common Stock issued to Newcastle  Partners,
         L.P.  pursuant to the terms of the Settlement  Agreement dated November
         21, 2000.

-------------------------------                       --------------------------
CUSIP No. 875386104                    13D             Page 6 of 9 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 875386104                    13D             Page 7 of 9 Pages
-------------------------------                       --------------------------

            The following  constitutes  Amendment No. 10 ("Amendment No. 10") to the  Schedule  13D filed by the  undersigned  (the  "Schedule  13D").  Except as specifically  set forth by this  Amendment No. 10, the Schedule 13D, as amended, remains in full force and effect.

   Item 3 is hereby amended and restated in its entirety to read as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 Of the 1,637,960 Shares of Common Stock owned by Steel Partners
II, 1,537,100  Shares were acquired with partnership  funds for a purchase price of $4,932,762.  In consideration  of the execution of the Settlement  Agreement, the  Issuer  issued  the  balance  of  100,860  Shares of Common  Stock to Steel
Partners II.

                 Of the 22,340  Shares of Common Stock owned by  Newcastle,  200
Shares were acquired  with  partnership  funds for a purchase  price of $662. In consideration  of the execution of the Settlement  Agreement,  the Issuer issued the balance of 22,140 Shares of Common Stock to Newcastle.

   Items 5(a) and (b) are hereby amended and restated in their entirety to read as follows:

                 (a) and (b) The aggregate  percentage of Shares of Common Stock reported  owned by each  person  named  herein is based upon  12,280,897  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the Issuer's preliminary proxy statement dated October 19, 2000.

                 As of the close of business on August 28, 2001,  Steel Partners
II beneficially  owned 1,637,960  Shares of Common Stock,  including the 100,860
Shares issued pursuant to the Settlement Agreement,  constituting  approximately
13.3% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 1,637,960
Shares of Common  Stock,  including the 100,860  Shares  issued  pursuant to the
Settlement   Agreement,   representing   approximately   13.3%  of  the   Shares
outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,637,960 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.  All of such Shares,  except the 100,860 Shares issued  pursuant to the  Settlement  Agreement,  were  acquired  in  open-market transactions.

-------------------------------                       --------------------------
CUSIP No. 875386104                    13D             Page 8 of 9 Pages
-------------------------------                       --------------------------

                 As of the close of  business  on  August  28,  2001,  Newcastle beneficially  owned 22,340 Shares of Common  Stock,  including the 22,140 Shares issued pursuant to the Settlement  Agreement,  constituting  less than 1% of the
Shares  outstanding.  Mr.  Schwarz  beneficially  owned 22,340  Shares of Common
Stock,  including the 22,140 Shares issued pursuant to the Settlement Agreement, representing less than 1% of the Shares outstanding. Mr. Schwarz has sole voting and  dispositive  power with respect to the 22,340  Shares owned by Newcastle by virtue of his authority to vote and dispose of such Shares.  All of such Shares, except the 22,140  Shares  issued  pursuant to the  Settlement  Agreement,  were acquired in open-market transactions.

                 Currently,  Mr. Kassan does not  beneficially own any Shares of
Common Stock.

   Item 5(c) is hereby amended to add the following:

                 (c) Newcastle engaged in the following  transactions  since the filing of Amendment No. 9:

Shares of Common Stock                 Price Per               Date of
         Sold                            Share                   Sale
        ------                          -------                 -----
        50,000                          $.0800                 8/07/01
        20,000                          $.0625                 8/09/01
        40,000                          $.0487                 8/14/01
        30,000                          $.0483                 8/16/01
       124,000                          $.0491                 8/17/01

-------------------------------                       --------------------------
CUSIP No. 875386104                    13D             Page 9 of 9 Pages
-------------------------------                       --------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      August 28, 2001              STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.
                                              General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             ------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         ----------------------------------
                                         Warren G. Lichtenstein

                                         NEWCASTLE PARTNERS, L.P.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------
                                             Mark E. Schwarz
                                             General Partner

                                         /s/ Mark E. Schwarz
                                         ---------------------------------
                                         Mark E. Schwarz

                                         /s/ Glen Kassan
                                         ---------------------------------
                                         Glen Kassan